Exhibit (h)(4)(a)
                                    SCHEDULE B

                  TO THE FUND ACCOUNTING AGREEMENT BETWEEN
                        FIRST PACIFIC MUTUAL FUND, INC.
                                     AND
                          ULTIMUS FUND SOLUTIONS, LLC


FEES AND EXPENSES

FEES:

        Ultimus shall be entitled to receive a fee from the Fund on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed as follows:

        Base fee per year = $60,000, ($5,000 per month), plus

        Asset based fee of:

Average Daily Net Assets                  Asset Based Fee
First $500 million                            .010%
In excess of $500 million                     .005%

        The above base fee assumes two Portfolios, each with a single class of shares. For a Portfolio with more than one class of shares, Ultimus charges an additional $500 per month for each additional class of shares.

        The forgoing fees include 100 portfolio trades per month (exclusive of daily cash investments). For Portfolios with more than 100 trades in a month, Ultimus will charge $5.00 for each trade in excess of 100.

	For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each Portfolio a fee of $250 per month.

OUT-OF-POCKET EXPENSES:

        The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 4 of this Agreement.




                                               Amended as of August 5, 2002